UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               September 29, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 7 August 2009 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.4 billion in the period from 10 August 2009 to 18 December 2009.

Since the announcement as of 21 September 2009, the following transactions have been made under the programme:

                                            AVERAGE       TRANSACTION
                              NUMBER    PURCHASE PRICE     VALUE, DKK
                           OF SHARES
ACCUMULATED, LAST
ANNOUNCEMENT               2,232,000                      708,994,626
14 September 2009             75,000          326.7251     24,504,383
15 September 2009             70,000          329.8280     23,087,960
16 September 2009             85,000          324.1285     27,550,923
17 September 2009            150,500          315.6821     47,510,156
18 September 2009             70,000          317.1650     22,201,550
ACCUMULATED UNDER
THE PROGRAMME              2,682,500                      853,849,597

With the transactions stated above, Novo Nordisk owns a total of 27,519,308 treasury shares, corresponding to 4.4% of the share capital. The total amount of shares in the company is 620,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 28,500 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:
Media:                      Investors:

Outside North America:      Outside North America:

Mette Kruse Danielsen       Mads Veggerby Lausten
Tel: (+45) 4442 3883        Tel: (+45) 4443 7919
mkd@novonordisk.com         mlau@novonordisk.com

                            Kasper Roseeuw Poulsen
                            Tel: 4442 4471
                            krop@novonordisk.com


In North America:           In North America:

Sean Clements               Hans Rommer
Tel: (+1) 609 514 8316      Tel: (+1) 609 919 7937
secl@novonordisk.com        hrmm@novonordisk.com


Company Announcement no 57 / 2009

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 29, 2009                      NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer